Exhibit 99.1

News

— RiT TECHNOLOGIES ANNOUNCES 2008 ANNUAL GENERAL MEETING

Tel Aviv, Israel – July 22, 2008 – RiT Technologies (NASDAQ: RITT) today announced that its 2008 Annual General Meeting of Shareholders will be held on Tuesday, August 26, 2008 at 10:00 a.m. Israel time, at the offices of the Company, 24 Raoul Wallenberg Street, Tel Aviv 69719, Israel. The record date for the meeting is July 24, 2008. The Company will send to its shareholders of record a proxy statement describing the various matters to be voted upon at the meeting, along with a proxy card enabling them to indicate their vote on each matter. The Company will also furnish the proxy statement to the Securities and Exchange Commission (SEC) on Form 6-K.

The agenda of this announced annual general meeting is as follows:

1.	To elect three (3) directors to the Board of Directors of the Company;

2.	To approve the re-appointment of KPMG Somech Chaikin as the Company’s independent auditors for the fiscal year ending December 31, 2008; and to authorize the board of directors to delegate to the audit committee the authority to fix the remuneration of KPMG Somech Chaikin in accordance with the volume and nature of their services;

3.	To authorize the Board of Directors to effect a reverse share split of all of the Ordinary Shares at a ratio not to exceed one-for-eight and to approve related amendments to the Company’s Memorandum and Articles of Association;

4.	To approve the liability insurance covering directors and officers;

5.	To approve terms and framework of compensation to an employee who is related to STINS COMAN Incorporated, the controlling shareholder of the Company;

6.	To approve a private issuance by the Company of ordinary shares to STINS COMAN Incorporated, the controlling shareholder of the Company;

7.	To approve the renewal of a distribution agreement between the Company and STINS Corp, a subsidiary of STINS COMAN Incorporated, the controlling shareholder of the Company;

8.	To approve a special bonus payment to Liora Katzenstein, following termination of her service as director;

9.	To approve terms of compensation to a non-employee director;

10.	To consider the audited consolidated financial statements of the Company for the year ended December 31, 2007; and

11.	To transact such other business as may properly come before the Meeting or any adjournment thereof.

News

Items 1, 2, 4, 8 and 9 require the approval of a simple majority of the shares voted on the matter. Item 3 requires the affirmative vote of not less than 75% of the shares voted on the matter. Items 5, 6 and 7 require the approval of a simple majority of the shares voted on the matter provided that either (i) the shares voted in favor of the resolution include at least one-third of the shares voted by shareholders who do not have a personal interest in such matter or (ii) the total number of shares voted against such matter does not exceed 1% of the Company’s voting power. Item 10 does not require a vote by the shareholders.

IMPORTANT NOTE: The securities to be offered in the private placement will not be registered under the Securities Act of 1933, as amended (the “Act”) or any state securities laws, and may not be offered or sold in the United States absent registration, or an applicable exemption from registration, under the Act and applicable state securities laws. This news release does not constitute an offer to purchase, sell or exchange or a solicitation of an offer to purchase, sell or exchange any securities of the Company.

About RiT Technologies
RiT is a leading provider of physical network infrastructure control and management solutions. Deployed in the networks of many of the world’s largest carriers and enterprises, its pioneering, fast-ROI products have proven their ability to simplify service deployment and provisioning, enhance troubleshooting accuracy, reduce infrastructure maintenance costs, enhance physical layer security and enable cost-effective service qualification and verification.

For more information, please visit our website: www.rittech.com

Safe Harbor Statement
In this press release, all statements that are not purely about historical facts, including, but not limited to, those in which we use the words “believe,” “anticipate,” “expect,” “plan,” “intend,” “estimate”, “forecast”, “target” and similar expressions, are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. While these forward-looking statements represent our current judgment of what may happen in the future, actual results may differ materially from the results expressed or implied by these statements due to numerous important factors, including, but not limited to, those described under the heading “Risk Factors” in our most recent Annual Report filed with the Securities and Exchange Commission (SEC) on Form 20-F, which may be revised or supplemented in subsequent reports filed with the SEC. These factors include, but are not limited to, the following: our ability to raise additional financing, if required; our inability to satisfy Nasdaq’s requirements for continued listing, the continued development of market trends in directions that benefit our sales; our ability to maintain and grow our revenues; our dependence upon independent distributors, representatives and strategic partners; our ability to develop new products and enhance our existing products; the availability of third-party components used in our products; the economic condition of our customers; the impact of government regulation; and the economic and political situation in Israel. We are under no obligation, and expressly disclaim any obligation, to update the forward-looking statements in this press release, whether as a result of new information, future events or otherwise.

COMPANY CONTACT:
Simona Green
VP Finance
+972-3-766-4249
simonag@rit.co.il

RiT Technologies Ltd. 24 Raoul Wallenberg St., Tel Aviv 69719, Israel Tel: +972-3-645-5151 Fax: +972-3-647-4115